UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tsingda eEDU Corporation
(Name of Issuer)

Ordinary Share, par value $0.000384 per share
(Title of Class of Securities)

G9113Q 100
(CUSIP Number)

Tsing Da Century Education Technology Co., Ltd.

Suite 2, 3 Floor, No. 10 Eve Street, Belize City, Belize

Zhang Hui
Liu Juntao
No. 39, Block 74, Lugu Rd., Shinjingshan District,
Beijing, PR China, 100040
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9113Q 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsing Da Century Education Technology Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,422,706
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,422,706
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,422,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.87%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G9113Q 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhang Hui
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION PR China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,422,706[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,422,706[1]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,422,706[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.87%
14		TYPE OF REPORTING PERSON (See Instructions) IN

1 Solely as a holder of 81.7% of shares of Tsing Da Century Education Technology Co., Ltd.

CUSIP No. G9113Q 100

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liu Juntao
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION PR China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,422,706[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,422,706[2]
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,422,706[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.87%
14		TYPE OF REPORTING PERSON (See Instructions) IN

2 Solely as a holder of 18.3% of shares of Tsing Da Century Education Technology Co., Ltd.

Item 1.	Security and Issuer.

This Schedule 13D relates to ordinary shares, par value $0.000384 per share (the “Ordinary Share”), of Tsingda eEDU Corporation, a Cayman Islands company (the “Company”). The Company’s principal executive office is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, China, 100040.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Zhang Hui, Liu Jintao and Tsing Da Century Education Technology Co., Ltd. (the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The business address of Tsing Da Century Education Technology Co., Ltd. is Suite 2, 3 Floor, No. 10 Eve Street, Belize City, Belize.

The business address of each of Zhang Hui and Liu Juntao is No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040.

Tsing Da Century Education Technology Co., Ltd. is a company formed under the laws of Belize. The principal business of Tsing Da Century Education Technology Co., Ltd. is investment holding. Zhang Hui is its sole director.

Zhang Hui is the Company’s chairman, chief executive officer and president. Mr. Zhang is a citizen of China.

Liu Juntao is the Company’s executive vice president and director. Mr. Liu is a citizen of China.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons listed in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On May 24, 2010, the Company (formerly known as Compass Acquisition Corporation) and its controlling shareholders entered into a share exchange agreement with Tsing Da Century Education Technology Co. Ltd., a British Virgin Islands business company (“Tsingda Technology”) and its shareholders (“Share Exchange”). Pursuant to the Share Exchange, all of the shareholders of Tsingda Technology exchanged their shares for a total of 244,022.78 preferred shares of the Company. Each preferred share has identical rights as 100 ordinary shares except that each preferred share is convertible to 100 ordinary shares. Such conversion is subject to the approval by the Company’s shareholders of an increase of its authorized ordinary shares from 39,062,500 ordinary shares to 100,000,000 ordinary shares and a 3-for-1 consolidation of the Company’s issued and outstanding ordinary shares excluding the ordinary shares to be converted from the 244,022.78 preferred shares. The Company shareholders’ approval was obtained on November 15, 2010. As a result of the transaction, Tsingda Technology became a wholly owned subsidiary of the Company and Tsing Da Century Education Technology Co., Ltd. received 11,422,706 ordinary shares of the Company upon the conversion of the 114,227.06 preferred shares.

Item 4.	Purpose of Transaction.

Pursuant to the Share Exchange, all of the shareholders of Tsingda Technology exchanged their shares for a total of 244,022.78 preferred shares of the Company. Each preferred share has identical rights as 100 ordinary shares except that each preferred share is convertible to 100 ordinary shares. The conversion is subject to the approval by the Company’s shareholders of an increase of its authorized ordinary shares from 39,062,500 ordinary shares to 100,000,000 ordinary shares and a 3-for-1 consolidation of the Company’s issued and outstanding ordinary shares excluding the ordinary shares converted from the 244,022.78 preferred shares. The Company shareholders’ approval was obtained on November 15, 2010. As a result of the transaction, Tsingda Technology became a wholly owned subsidiary of the Company and Tsing Da Century Education Technology Co., Ltd. received 11,422,706 ordinary shares of the Company upon the conversion of the 114,227.06 preferred shares.

In addition, pursuant to the transaction, Mr. Karl Brenza resigned as president and chief executive officer of the Company, and Mr. Zhang Hui was appointed chairman, president, and a director of the Company, Liu Juntao was appointed executive vice president of the Company, and Kang Chungmai was appointed chief financial officer, and secretary of the Company. Mr. Joseph Rozelle agreed to resign as a member of the board ten days following such time as the Company files and mails an information statement required by Rule 14f-1 regarding a change in the majority of the Board. The Company filed and mailed the information statement required by Rule 14f-1 on June 3, 2010.

Pursuant to the transaction, the Company’s authorized ordinary shares increased to 100,000,000 and outstanding ordinary shares, other than those converted from 244,022.78 preferred shares, were consolidated on a 3 for 1 basis which was approved by shareholders on November 15, 2010.

Other than as described herein, as of the date of event which requires filing of this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The responses of Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a) and (b). The calculation of the following percentage is based on 33,729,862 Ordinary Shares of the Company as of November 15, 2010.

As of the date of event which requires filing of this Schedule 13D, Tsing Da Century Education Technology Co., Ltd. directly holds and has the sole voting and dispositive power over 11,422,706 ordinary shares, representing approximately 33.87% of the outstanding ordinary shares.

As of the date of event which requires filing of this Schedule 13D, Zhang Hui, as a holder of 81.7% of shares of Tsing Da Century Education Technology Co., Ltd., holds and has the shared voting and dispositive power over 11,422,706 ordinary shares, representing approximately 33.87% of the outstanding ordinary shares.

As of the date of event which requires filing of this Schedule 13D, Liu Juntao, as a holder of 18.3% of shares of Tsing Da Century Education Technology Co., Ltd., holds and has the shared voting and dispositive power over 11,422,706 ordinary shares, representing approximately 33.87% of the outstanding ordinary shares.

(c) Other than this transaction, there were no transactions in the ordinary shares effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and between the Reporting Persons, dated March 1, 2013.
10.1	Share Exchange Agreement dated May 24, 2010 by and among the Company (formerly known as Compass Acquisition Corporation) and its controlling shareholders, and Tsing Da Century Education Technology Co. Ltd. and its shareholders ) (Incorporated herein by reference to Exhibit 10.6 to the Form 8-K/A Current Report filed on June 3, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2013

TSING DA CENTURY EDUCATION TECHNOLOGY CO., LTD.
By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Director

ZHANG HUI
/s/ Zhang Hui

LIU JUNTAO
/s/ Liu Juntao

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement by and between the Reporting Persons, dated March 1, 2013.
10.1

Share Exchange Agreement dated May 24, 2010 by and among the Company (formerly known as Compass Acquisition Corporation) and its controlling shareholders, and Tsing Da Century Education Technology Co. Ltd. and its shareholders (Incorporated herein by reference to Exhibit 10.6 to the Form 8-K/A Current Report filed on June 3, 2010).